As filed with the Securities and Exchange Commission on July 18, 2025	Registration No. 333-254215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
______________
Connect Biopharma Holdings Limited
(Exact name of issuer of deposited securities as specified in its charter)
______________
Not Applicable
(Translation of issuer’s name into English)
______________
Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
____________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
____________
1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
___________
Connect Biopharm LLC
3580 Carmel Mountain Road, Suite 200
San Diego, CA 92130
+1 (877) 245-2787
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________________
Copies to:
Michael E. Sullivan, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 +1 (858) 523-5400	Jeff Cohn, Esq. General Counsel and Corporate Secretary Connect Biopharma Holdings Limited 3580 Carmel Mountain Road, Suite 200 San Diego, CA 92130 +1 (877) 245-2787	Melissa Butler, Esq. Bree Peterson, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532 1432
__________________________________
It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
American Depositary Shares, each representing one ordinary share of Connect Biopharma Holdings Limited	N/A	N/A	N/A	N/A
[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

[3]	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Registration No. 333-254215) (the “Registration Statement”) of Connect Biopharma Holdings Limited (the “Company”) is being filed solely for the purpose of filing as an exhibit the Amendment to Deposit Agreement between the Company and Deutsche Bank Trust Company Americas (the “Depositary”), as depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder to shorten the notice period necessary to terminate the Deposit Agreement from 90 days to 15 days.

PART I

INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to Amendment to the Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to the Registration Statement, which is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED CROSS REFERENCE

Required Information			Location in Form of Receipt Incorporated Herein as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt - upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the Depositary’s liability	Face of Receipt - Articles 6 and 10; Reverse of Receipt - Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the depositary to the issuer		Face of Receipt – Article 9

Item 2.	AVAILABLE INFORMATION
The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the U.S. Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement, dated as of March 18, 2021, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”). – Previously filed as Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-254215), which exhibit is incorporated herein by reference.

(a)(2)	Amendment to the Deposit Agreement - Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not applicable.

(d)
Opinion of White & Case, counsel to the Depositary, as to the legality of the securities to be registered. - Previously filed as Exhibit (d) to the Registration Statement and incorporated herein by reference.

(e)	Certification under Rule 466. – Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 18, 2025.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share, par value US$0.000174 per share of Connect Biopharma Holdings Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Connect Biopharma Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, California, on July 18, 2025.
Connect Biopharma Holdings Limited

By:	/s/ Barry D. Quart
	Name:	Barry D. Quart, Pharm.D.
	Title:	Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry D. Quart, Pharm.D. and Lisa Peraza, CPA and each of them, individually, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed below by the following persons in the capacities indicated on July 18, 2025.
Signatures	Title

/s/ Barry D. Quart	Chief Executive Officer, Director and U.S. Authorized Representative of the Registrant (Principal Executive Officer)
Name: Barry D. Quart, Pharm.D.

/s/ Lisa Peraza	Senior Vice President, Finance (Principal Financial and Accounting Officer)
Name: Lisa Peraza, CPA

/s/ Kleanthis G. Xanthopoulos	Chairman of the Board of Directors
Name: Kleanthis G. Xanthopoulos, Ph.D.

/s/ Kan Chen	Director
Name: Kan Chen, Ph.D.

/s/ James Z. Huang	Director
Name: James Z. Huang, MBA

/s/ Jean Liu	Director
Name: Jean Liu, J.D.

/s/ Karen J. Wilson	Director
Name: Karen J. Wilson, CPA

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Connect Biopharma Holdings Limited, has signed this Post-Effective Amendment No. 1 to the Registration Statement in the United States of America on July 18, 2025.
Connect Biopharm LLC Authorized U.S. Representative

By:	/s/ Barry D. Quart
	Name:	Barry D. Quart, Pharm.D.
	Title:	Chief Executive Officer

Index to Exhibits
Exhibit	Document
(a)(2)	Amendment to the Deposit Agreement